                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)1

                              ValueStar Corporation
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                              ---------------------
                         (Title of Class of Securities)

                                   919910 10 9
                                 --------------
                                 (CUSIP Number)

                                Michael T. Whealy
                             First Data Corporation
                                   Suite 1400
                            5660 New Northside Drive
                           Atlanta, Georgia 30328-5800
                                 (770) 857-0001
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

-------------------
1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 919910109                   13D                      PAGE 2 OF 9 PAGES

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          FIRST DATA CORPORATION
          IRS NO. 47-0731996
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                4,000,050
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
                              8    SHARED VOTING POWER
                                   0
--------------------------------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                   4,000,050
--------------------------------------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,000,050
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock (the "Common Stock"), par value $0.00025 per share, of ValueStar Corporation, a Colorado corporation ("ValueStar"). The principal executive office of ValueStar is located at 360-22nd Street, Suite 210, Oakland, California 94612.

ITEM 2. IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a)-(c) This Statement is being filed by First Data Corporation, a Delaware corporation ("First Data"). First Data is a global leader in electronic commerce and payment services, providing credit, debit and stored-value card issuing and merchant transaction processing services, Internet commerce solutions, money transfers and money orders, and check processing and verification services throughout the United States, United Kingdom, Australia, Mexico, Spain and Germany. The principal business and office address of First Data is 5660 New Northside Drive, Suite 1400, Atlanta, Georgia 30328-5800.

     The following individuals are the executive officers and directors of First Data (with asterisks indicating the directors):

                              Present Principal Occupation or
        Name                            Employment                  Name and Business Address
        ----                  -------------------------------       -------------------------
Henry C. Duques*              Chairman of the Board and Chief       First Data Corporation
                              Executive Officer of First Data       401 North Cattleman Road
                                                                    Suite 106
                                                                    Sarasota, FL 34232

Charles T. Fote*              President and Chief Operating         First Data Corporation
                              Officer of First Data                 6200 South Quebec Street
                                                                    Englewood, CO 80111

Kimberly S. Patmore           Executive Vice President and Chief    First Data Corporation
                              Financial Officer of First Data       6200 South Quebec Street
                                                                    Englewood, CO 80111

Michael T. Whealy             Executive Vice President, Chief       First Data Corporation
                              Administrative Officer, General       5660 New Northside Drive
                              Counsel and Secretary of First Data   Suite 1400
                                                                    Atlanta, GA 30328


Eula L. Adams                 Senior Executive Vice President of    First Data Corporation
                              First Data                            6200 South Quebec Street
                                                                    Englewood, CO 80111

David P. Bailis               Executive Vice President of First     First Data Corporation
                              Data                                  10825 Farnam Drive
                                                                    Omaha, NE 68154

Courtney F. Jones*            Retired                               500 East 77th Street
                                                                    Apt. 2224
                                                                    New York, NY 10162

Robert J. Levenson*           Managing General Partner of Lenox     Lenox Capital Group
                              Capital Group                         One Mack Centre Drive
                                                                    Paramus, NJ 07652

Pamela H. Patsley             Senior Executive Vice President of    First Data Corporation
                              First Data                            3811 Turtle Creek Blvd.
                                                                    Suite 750
                                                                    Dallas, TX 75219

James D. Robinson, III*       Chairman of the Board and Chief       RRE Ventures
                              Executive Officer of RRE Ventures     126 E. 56th Street
                              (private venture investment firm)     26th Floor
                                                                    New York, NY 10022

Charles T. Russell*           Retired                               812 Lamont Avenue
                                                                    Novato, CA 94945

Bernard L. Schwartz*          Chairman of the Board and Chief       Loral Space & Communications, Ltd.
                              Executive Officer of Loral Space &    600 Third Avenue
                              Communications, Ltd. (diversified     36th Floor
                              electronic systems)                   New York, NY 10016

Alan M. Silberstein           Executive Vice President of First     First Data Corporation
                              Data                                  100 Summit Avenue
                                                                    Montvale, NJ 07645

Joan E. Spero*                President of Doris Duke Charitable    Doris Duke Charitable Foundation
                              Foundation                            650 Fifth Avenue
                                                                    19th Floor
                                                                    New York, NY 10019

Garen K. Staglin*             President and CEO of eONE Global,     P.O. Box 680
                              LLC (e-commerce subsidiary of First   Rutherford, CA 94573
                              Data)

Arthur F. Weinbach*           Chairman of the Board and Chief       Automatic Data Processing, Inc.
                              Executive Officer of Automatic Data   One ADP Boulevard
                              Processing, Inc. (provider of         Roseland, NJ 07068
                              transaction processing)

     (d) During the last five years, none of the foregoing persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of the foregoing persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of the foregoing natural persons is a citizen of the United
          States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See Item 4. The source of the cash portion of the investment was working capital.

ITEM 4. PURPOSE OF TRANSACTIONS.

     As of January 16, 2001, First Data Merchant Services Corporation ("FDMS"), an indirect wholly-owned subsidiary of First Data, was issued 44,445 shares of Series CC Convertible Preferred Stock ("Series CC Stock") of ValueStar and warrants (the "Warrants") to purchase 1,333,350 shares of Common Stock. The shares of Series CC Stock and the Warrants were issued pursuant to a purchase agreement in consideration of a $2 million investment consisting of $0.5 million in cash and a binding commitment to provide services to ValueStar valued at $1.5 million pursuant to a pre-existing business agreement. Prior to the investment, ValueStar had entered into two strategic agreements with subsidiaries of First Data providing for joint marketing of ValueStar's customer-rated program to merchants through participating First Data merchant bank relationships, marketing of cardholder benefits through participating First Data issuer bank clients and the development and operation of a system by First Data to process resulting transactions.

     As of January 16, 2001, ValueStar entered into an Investment and Marketing Agreement with FDMS (the "Marketing Agreement") providing for: (a) an option to FDMS or affiliates to purchase for cash up to $8 million of additional Series CC Stock and related Warrants, (b) certain marketing exclusivity wherein ValueStar will not sign certain marketing agreements with non-FDMS and affiliate customer banks, and (c) a covenant that so long as FDMS or an affiliate owns 50% of the securities purchased, FDMS shall have the right to designate a nominee, reasonably acceptable to the board of directors of ValueStar, to be elected to ValueStar's board of directors.

     The Series CC Stock is convertible at the option of the holder into shares of Common Stock at an initial conversion price of $0.75 per share of Common Stock (currently resulting in the issuance of 60 shares of Common Stock for each share of Series CC Stock) and shall be automatically converted on the occurrence of certain events. This sale was expected to trigger certain antidilution adjustments in the conversion prices of outstanding Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.

     The Series CC Stock has voting rights equal to the number of shares of common stock on an as-converted basis. In addition, as long as there are at least 100,000 shares of Series CC Stock issued and outstanding, the holders are entitled, voting as a separate class, to elect one member of ValueStar's board of directors.

     In connection with the sale of Series CC Stock, ValueStar entered into a Registration Rights Agreement with the Series CC Stock investors. This agreement provides that ValueStar will use its best efforts to prepare and file a registration statement on Form S-3 (provided that at such time ValueStar is eligible to use S-3 and, if not, use its best efforts to prepare and file a registration statement on Form S-3 at such later date as ValueStar is so eligible) for the benefit of the holders of Common Stock who are parties to the Registration Rights Agreement.

     ValueStar has also agreed that no later than April 30, 2001, it shall adopt and approve amended and restated articles of incorporation to increase its authorized Common Stock from 50,000,000 to not more than 100,000,000 shares, file a proxy or information statement related thereto and submit such proposal for stockholder approval.

     The descriptions of these transactions are qualified in their entirety by the full text of the agreements incorporated by reference as exhibits hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As described in Item 4, which is incorporated herein by reference, as of January 16, 2001, FDMS acquired from ValueStar: (i) 44,445 shares of Series CC Stock, which currently is convertible into 2,666,700 shares of Common Stock; and (ii) Warrants to purchase 1,333,350 shares of Common Stock, which collectively would represent 20.33% of the outstanding shares of Common Stock (such percentage being calculated based on information provided by ValueStar that as of January 2001, there were 15,674,990 shares of Common Stock issued and outstanding). The foregoing calculation excludes, pursuant to Rule 13-d under the Securities Exchange Act of 1934, as amended, shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series CC Preferred Stock (other than the shares held by FDMS), each of which is convertible into shares of Common Stock. In addition, the calculation of beneficial ownership excludes shares issuable upon exercise of FDMS's option pursuant to the Marketing Agreement, at any time prior to March 31, 2001, to purchase up to 177,778 shares of Series CC Preferred Stock and Warrants to purchase an additional 5,333,340 shares of Common Stock. The additional shares of Common Stock potentially issuable to FDMS upon a subsequent purchase have been excluded from the calculation of beneficial ownership based upon the limitation of the number of authorized shares of Common Stock available for issuance under ValueStar's articles of incorporation. As described in Item 4, ValueStar has agreed that no later than April 30, 2001, it shall adopt and approve amended and restated articles of incorporation to increase its authorized common stock from 50,000,000 to not more than 100,000,000 shares, file a proxy or information statement related thereto and submit such proposal for stockholder approval. Prior to adoption and approval of the amended and restated articles of incorporation, there can be no assurance that additional shares of Common Stock may be issued upon the subsequent sale of shares of Series CC Stock or Warrants. Except as set forth in this Item 5(a), neither First Data, nor, to the knowledge of First Data, any executive officer or director of First Data identified in Item 2 above beneficially owns any shares of Common Stock.

     (b) The information contained in Items 2 and 5(a) is incorporated herein by reference.

     (c) The information contained in Item 5(a) is incorporated herein by reference. Except as set forth in this Item 5(c), neither First Data, nor, to the knowledge of First Data, any executive officer or director of First Data identified in Item 2 above, has effected transactions in Common Stock during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number      Description
--------------      -----------
      1             Certificate of Designation of Series CC Convertible
                    Preferred Stock filed with the Secretary of State of
                    Colorado on January 5, 2001 (1) (Exhibit 3.6)

      2. Form of First Amended Registration Rights Agreement dated as of January 4, 2001 between ValueStar and Series CC Stock purchasers (1) (Exhibit 4.34.1)

      3.            Form of Series CC Preferred Stock and Warrant Purchase
                    Agreement dated as of January 4, 2001 between ValueStar and Series CC Stock purchasers (1) (Exhibit 4.36)

      4.            Form of Warrant (1) (Exhibit 4.37)

      5. Investment and Marketing Agreement dated as of January 2001 between ValueStar and First Data Merchant Services
                    Corporation (1) (Exhibit 4.38)

(1) Incorporated herein by reference to ValueStar's Current Report on form 8-K (File No. 0-22619), filed with the Securities and Exchange Commission on February 5, 2001 (parenthetical references refer to the Exhibit Number in the ValueStar 8-K).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: February 20, 2001

       FIRST DATA CORPORATION

       By: /s/ Michael T. Whealy
           ----------------------------------
           Name:  Michael T. Whealy
           Title: Executive Vice President, Chief Administrative
                  Officer, General Counsel and Secretary